FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated October 27, 2005 (“RIM CFO to Present at Morgan Stanley Software, Services, Internet & Networking Conference ")

News Release dated October 28, 2005 (“SMART Introduces BlackBerry Connect in the Philippines")

News Release dated October 28, 2005 (“Vodafone Sweden Introduces BlackBerry Connect")

Page No 1 2 2

Document 1

October 27, 2005

FOR IMMEDIATE RELEASE

RIM CFO TO PRESENT AT MORGAN STANLEY SOFTWARE, SERVICES, INTERNET & NETWORKING CONFERENCE

Waterloo, ON – Dennis Kavelman, CFO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the Morgan Stanley Software, Service, Internet & Networking Conference in Phoenix, Arizona on Thursday, November 3, 2005. The presentation, which is scheduled to begin at approximately 4:00 p.m. MST will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Document 2

October 28, 2005

FOR IMMEDIATE RELEASE

SMART Introduces BlackBerry Connect in the Philippines

Manila, Philippines and Waterloo, ON — Smart Communications, Inc. (SMART), together with Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), announced the availability of BlackBerry® Connect™ for new and existing users of the Nokia 9500 Communicator, Nokia 9300 smartphone and Sony Ericsson P910i in the Philippines.

The introduction of BlackBerry Connect significantly expands SMART’s portfolio of BlackBerry products which currently includes the BlackBerry 7100g™, BlackBerry 7290™ and BlackBerry 6720™.

With BlackBerry Connect, customers can enjoy the advantages of BlackBerry services with support for features such as push-based wireless email, wireless email synchronization and attachment viewing on the Nokia and Sony Ericsson devices. Wireless calendar synchronization, remote address lookup, Triple DES encryption, IT commands and policy enforcement are additional features supported with BlackBerry Enterprise Server™.

“We are very pleased to be working with SMART to offer BlackBerry Connect in the Philippines,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “BlackBerry Connect enables powerful wireless email features for mobile users while also allowing IT departments to maintain the security, manageability and reliability of the BlackBerry architecture.”

SMART President and CEO Napoleon L. Nazareno said that the extension of BlackBerry services to a wider range of handsets gives mobile phone users more choice.

“We are proud to be RIM’s partner in making BlackBerry services available to more of our customers who need a wireless extension of their existing work and personal email accounts. SMART’s goal is to make wireless connectivity work for more people,” he said.

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM® Lotus® Domino®. For individuals and smaller businesses, BlackBerry Internet Service allows users to access multiple personal and/or corporate email accounts (including many popular ISP email accounts as well as Microsoft Exchange and IBM Lotus Domino accounts) from a single device.

About Smart Communications, Inc.

SMART is the Philippine’s leading wireless services provider with over 20.8 million users as of end-June 2005. Of the total subscriber base served, over 15.8 million are under the brands SMART Gold, SMART Buddy, addict mobile, addict mobile prepaid, SMART Infinity, SMART Kid, SMART Kid Prepaid and SMART ACeS. The remaining 5 million subscribers are serviced through a service agreement with mobile subsidiary Pilipino Telephone Corp. (Piltel) under the GSM brand Talk ‘N Text. It is a wholly owned subsidiary of the largest Philippines telecommunications carrier, the Philippine Long Distance Telephone Company (PLDT).

SMART is recognized for introducing innovative, world-first wireless data and mobile commerce services such as Smart Money, Smart Load and Smart Padala.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contacts:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 3

October 28, 2005

FOR IMMEDIATE RELEASE

Vodafone Sweden Introduces BlackBerry Connect

Karlskrona, Sweden and Waterloo, ON — Vodafone Sweden has extended its ‘BlackBerry® from Vodafone’ portfolio with the addition of three mobile phones that support popular BlackBerry® services developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM). Vodafone Sweden’s new and existing business customers that use the Nokia 9500 Communicator, Nokia 9300 smartphone or Sony Ericsson P910i can now also use BlackBerry Connect™ to manage their e-mail while on the go.

With BlackBerry Connect, customers can benefit from a variety of proven BlackBerry features in conjunction with BlackBerry Internet Service™ or BlackBerry Enterprise Server™, including push-based connectivity, wireless email synchronization and attachment viewing. Additional features supported by BlackBerry Enterprise Server include wireless calendar reconciliation, remote address lookup, IT commands and policy enforcement and advanced security with Triple DES encryption. The ‘BlackBerry from Vodafone’ portfolio for the Swedish market also currently includes the BlackBerry 7230™, BlackBerry 7100v™ and BlackBerry 7730™ devices.

“Many Swedish companies have requested BlackBerry services on mobile phones from Nokia and Sony Ericsson; therefore we are delighted to present this piece of news. This means that even more Swedes will discover the advantages of BlackBerry and see for themselves how wireless e-mail simplifies worklife and makes it more efficient,” said Klas Wallström, Head of Business Segment, Vodafone Sweden.

“We are pleased to be working with Vodafone to launch BlackBerry Connect in Sweden,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion (RIM). “BlackBerry Connect enables users to choose from a broader range of mobile devices while allowing IT departments to leverage their existing investments and trust in the BlackBerry platform and maintain a strict and consistent level of wireless security.”

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™. For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 14 countries, serving over 151 million proportionate customers.   For further information visit: www.vodafone.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 28, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance